Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Three months ended
	Notes	March 31, 2024	March 31, 2023
Continuing operations
Revenues	6	184,430	137,287
Cost of services	6	(121,459)	(75,450)
Gross profit		62,971	61,837
Technology and development expenses	7	(5,465)	(2,290)
Sales and marketing expenses	8	(4,631)	(4,857)
General and administrative expenses	8	(24,332)	(15,280)
Net impairment losses on trade receivables	16	177	(51)
Other operating loss		(1,819)	—
Operating profit		26,901	39,359
Finance income	11	18,257	6,988
Finance costs	11	(17,958)	(5,597)
Inflation adjustment	11	(2,368)	(1,019)
Other results		(2,069)	372
Profit before income tax		24,832	39,731
Income tax expense	12	(7,114)	(4,281)
Profit for the period		17,718	35,450
Profit attributable to:
Owners of the Group		17,708	35,444
Non-controlling interest		10	6
Profit for the period		17,718	35,450
Earnings per share
Basic Earnings per share	13	0.06	0.12
Diluted Earnings per share	13	0.06	0.11
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		(669)	1,488
Other comprehensive income for the period, net of tax		(669)	1,488
Total comprehensive income for the period		17,049	36,938
Total comprehensive income for the period is attributable to:
Owners of the Group		17,036	36,934
Non-controlling interest		13	4
Total comprehensive income for the period		17,049	36,938

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of March 31, 2024 and December 31, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	March 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	14	572,357	536,160
Financial assets at fair value through profit or loss	15	107,777	102,677
Trade and other receivables	16	396,387	363,374
Derivative financial instruments	21	2,256	2,040
Other assets	17	8,563	11,782
Total Current Assets		1,087,340	1,016,033
Non-Current Assets
Financial assets at fair value through profit or loss		—	1,710
Deferred tax assets		2,183	2,217
Property, plant and equipment		3,454	2,917
Right-of-use assets		3,538	3,689
Intangible assets	18	59,485	57,887
Total Non-Current Assets		68,660	68,420
TOTAL ASSETS		1,156,000	1,084,453
LIABILITIES
Current Liabilities
Trade and other payables	19	650,184	602,493
Lease liabilities		699	626
Tax liabilities	20	21,503	20,800
Derivative financial instruments	21	891	948
Provisions	22	366	362
Total Current Liabilities		673,643	625,229
Non-Current Liabilities
Deferred tax liabilities		2,452	753
Lease liabilities		3,163	3,331
Total Non-Current Liabilities		5,615	4,084
TOTAL LIABILITIES		679,258	629,313
EQUITY	13
Share Capital		591	591
Share Premium		73,157	73,065
Capital Reserve		26,036	21,575
Other Reserves		(10,208)	(9,808)
Retained earnings		387,044	369,608
Total Equity Attributable to owners of the Group		476,620	455,031
Non-controlling interest		122	109
TOTAL EQUITY		476,742	455,140
TOTAL LIABILITIES AND EQUITY		1,156,000	1,084,453

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2024		591	73,065	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the period
Profit for the period		—	—	—	—	17,708	17,708	10	17,718
Exchange difference on translation on foreign operations		—	—	—	(400)	(272)	(672)	3	(669)
Total Comprehensive Income for the period		—	—	—	(400)	17,436	17,036	13	17,049
Transactions with Group owners in their capacity as owners
Share-based plan vested and exercised	13	—	92	—	—	—	92	—	92
Share-based payments net of forfeitures	9	—	—	4,461	—	—	4,461	—	4,461
Repurchase of shares	13	—	—	—	—	—	—	—	—
Transactions with Group owners in their capacity as owners		—	92	4,461	—	—	4,553	—	4,553
Balance as of March 31, 2024		591	73,157	26,036	(10,208)	387,044	476,620	122	476,742
Balance as of January 1st, 2023		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit for the period		—	—	—	—	35,444	35,444	6	35,450
Exchange difference on translation on foreign operations		—	—	—	858	632	1,490	(2)	1,488
Total Comprehensive Income for the period		—	—	—	858	36,076	36,934	4	36,938
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	1,300	(1,231)	—	—	69	—	69
Repurchase of shares	13	(5)	(36,913)	—	—	—	(36,918)	—	(36,918)
Share-based payments	9	—	—	2,329	—	—	2,329	—	2,329
Transactions with Group owners in their capacity as owners		(5)	(35,613)	1,098	—	—	(34,520)	—	(34,520)
Balance as of March 31, 2023		587	128,694	17,283	(590)	256,069	402,043	(5)	402,038

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the three-month periods ended March 31, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Three months ended
	Notes	March 31, 2024	March 31, 2023
Cash flows from operating activities
Profit before income tax		24,832	39,731
Adjustments:
Interest income from financial instruments	11	(7,442)	(6,899)
Interest charges for lease liabilities	11	43	43
Other finance expense		127	437
Finance expense related to derivative financial instruments		9,878	5,235
Net exchange differences		7,637	531
Fair value gain on financial assets at fair value through profit or loss	11	(10,815)	(89)
Other operating loss	24	1,819	—
Amortization of Intangible assets	10	3,424	2,176
Depreciation of Property, plant and equipment and right-of-use	10	338	339
Disposals of property, plant and equipament, intagible assets and right-of-use asset		62	—
Share-based payment expense, net of forfeitures	9	4,461	2,329
Net Impairment loss/(gain) on financial assets	16	(177)	51
Inflation adjustment		(5,892)	—
		28,295	43,884
Changes in working capital
Increase in Trade and other receivables	16	(32,836)	(9,074)
Decrease/(increase) in Other assets	17	3,219	13,754
Increase in Trade and other payables	19	45,964	41,378
Decrease in Tax Liabilities	20	(1,120)	(1,062)
Decrease in Provisions	22	4	(305)
Cash from operating activities		43,526	88,575
Income tax paid		(3,558)	(4,042)
Net cash from operating activities		39,968	84,533
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(786)	(49)
Additions of Intangible assets	18	(5,022)	(3,806)
Net investments		(243)	1,045
Interest collected from financial instruments		7,442	6,820
Net cash used in investing activities		1,391	4,010
Cash flows from financing activities
Repurchase of shares	13	—	(36,918)
Share-options exercise		—	69
Interest payments on lease liability		(43)	(43)
Principal payments on lease liability		(95)	(130)
Finance expense paid related to derivative financial instruments		(10,151)	(2,153)
Other finance expense paid		(127)	(437)
Net cash (used in)/provided by financing activities		(10,416)	(39,612)
Net increase in cash flow		30,943	48,931
Cash and cash equivalents at the beginning of the period		536,160	468,092
Effects of exchange rate changes on cash and cash equivalents		5,254	869
Cash and cash equivalents at the end of the period		572,357	517,892

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At March 31, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021, the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets, and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Condensed Interim Financial Statements were issued, the Group continued its focus on geographic expansion, increasing the total number of in-network countries.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These consolidated condensed interim financial statements include dLocal’s subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

1.2. Significant events during the period

(a) Class action lawsuits

On February 23 and February 28, 2023, respectively, we were named, along with several of our senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we filed a reply in further support of our motion to dismiss on September 22, 2023. Our motion to dismiss is now fully briefed, and, on February 29, 2024, the court presided over oral argument on the motion. The court has not yet issued a decision on the motion, and no other proceedings are currently ongoing or scheduled.

We have also been named, along with several of our senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for our June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021 through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, we filed on April 30, 2024 a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff will respond to that letter by May 14, 2024.

Due to the preliminary posture of the above described lawsuits as of the date of issuance of these unaudited consolidated condensed interim financial statements, the Management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s interim financial statements there were no further updates in this regard.

(b) Developments in Argentina

Argentina is subject to extensive foreign exchange regulations which were revised as recently as December 2023. We and our legal advisors consider our activities to be carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. As of the date of this interim report, no provision for contingencies has been recorded for the aforementioned matters.

Additionally, given the magnitude of our business in Argentina, we continue to show additional economic commitment to make an aggregate investment over time in the country.On March 15, 2024 and March 18, 2024, the Group has made two acquisitions of the TV25 bond and acquired with own funds 2,252,755 bonds, issued by the Treasury department of Argentina through a public bidding process. Furthermore, see note 15 Financial Assets at Fair Value through profit or loss of the Consolidated Interim Financial Statements, included elsewhere in this Interim Report.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2024 were authorized for issuance by the dLocal’s Board of Directors on May 13, 2024.

2.2. Share-based payments

During the three months ended March 31, 2024 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	March 31, 2024		December 31, 2023
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options, PSUs and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	6.86	6,962,302	8.30	3,534,561
Granted during the period	10.72	553,561	5.53	4,340,239
Exercised during the period	—	—	2.25	(663,897)
Forfeited during the period	15.16	(109,096)	14.06	(248,601)
At the end of the period	7.25	7,406,767	6.86	6,962,302
Vested and exercisable at the end of the period	3.60	1,872,904	7.03	704,006

No options expired during the periods covered by the above table.

As of March 31, 2024, the Group has 204,685 PSUs, 3,783,282 RSUs, and 3,418,800 Stock Options outstanding.

As of March 31, 2024, total compensation expense of the plans was USD 4,461 (March 31, 2023 - USD 2,329) as presented in Note 9 Employee Benefits.

2.3. New accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2023, except for the adoption of new standards effective as of 1 January 2024. The Company is assessing the impact of the standard.

2.4. Impact of IFRS Accounting Standards issued but not yet applied by the Group

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. These new requirements will apply for annual reporting periods beginning on or after 1 January 2025. The Company is assessing the impact of the standard.

On 9 April 2024, the IASB issued a new standard IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

• the structure of the statement of profit or loss;

• required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

• enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

There were no changes since December 31, 2023 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements. The following entity was incorporated by the Group during the three month period ended March 31, 2024.

				% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities		March 31, 2024
Dlocal Solutions Private Limited (India)	India	Collection entity	(¹)	99.99%
Dlocal Nicaragua S.A.	Nicaragua	Collection entity	(¹)	100%
Dlocal Malaysia Sdn. Bhd.	Malaysia	Collection entity	(¹)	100%
CRI Demerge Costa Rica SRL	Costa Rica	Collection entity	(¹)	100%
Demerge Singapore PTE Ltd	Singapore	Collection entity	(¹)	100%

(1) The Group has determined that the acquisition or incorporation of this subsidiary during 2024 does not constitute a business according to IFRS 3.

5. Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) who is the Group’s Executive Team represented by executive officers and directors holders of ordinary shares of the immediate parent of the Company. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assess the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating hyperinflationary environments, other operating loss, impairment gain/loss on financial assets, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Three months ended
	Note	March 31, 2024	March 31, 2023
Profit for the period (1)		17,718	35,450
Income tax expense	12	7,114	4,281
Inflation adjustment	11	2,368	1,019
Finance income	11	(18,257)	(6,988)
Finance costs	11	17,958	5,597
Depreciation and amortization	10	3,762	2,515
Other operating loss		1,819	—
Impairment gain on financial assets	16	(177)	51
Other non-recurring costs (2)	8	—	1,229
Share-based payment non-cash charges, net of forfeitures	9	4,461	2,329
Adjusted EBITDA		36,766	45,483

Revenue		184,430	137,287
Adjusted EBITDA		36,766	45,483
Adjusted EBITDA margin		19.9%	33.1%

(1)
Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to note 21 Derivative financial instruments.
(2)
For three-months ended March 31, 2023 other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which includes fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Interim Statement of Comprehensive Income and Consolidated Condensed Interim Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region and country

The Group’s revenues arise from operations in many countries, where the merchants´ customers are based.

The following table presents the Group’s revenue by region and country where the payments from/to the merchant customers in certain regions represented at least 10% of Total Revenues amounted on the first quarter:

	Three months ended
	March 31, 2024	March 31, 2023
LatAm	125,390	98,238
Brazil	43,068	22,817
Mexico	34,033	22,706
Argentina	13,798	20,023
Chile	12,353	14,232
Other countries	22,138	18,460
Asia and Africa	59,040	39,049
Egypt	39,010	3,470
Nigeria	7,247	26,928
Other countries	12,783	8,651
Revenues	184,430	137,287

Revenue with large customers

For the three months ended March 31, 2024, the Group’s revenue from its top 10 merchants represented 65% of revenue (58% of revenue for the three months ended March 31, 2023). For the three months ended March 31, 2024 there is two customer (one customer for the three months ended March 31, 2023) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 18: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal generates revenue by facilitating payment processing for international merchants, allowing them to expand their operations into targeted emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Three months ended
	March 31, 2024	March 31, 2023
Transaction revenues (i)	183,283	135,509
Other revenues (ii)	1,147	1,778
Revenues from payment processing	184,430	137,287
Cost of services	(121,459)	(75,450)
Gross profit	62,971	61,837

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, smart defense fees, issuing fees, maintenance fees, minimum monthly fees, and small transfer fees.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the three months ended March 31, 2024 and 2023.

(c) Cost of services

Cost of services are composed of the following:

	Three months ended
	March 31, 2024	March 31, 2023
Processing costs (i)	116,201	71,803
Hosting expenses (ii)	1,774	1,558
Salaries and wages (iii)	584	437
Amortization of intangible assets (iv)	2,900	1,652
Cost of services	121,459	75,450

(i)
Include fees financial institutions (e.g., banks, local acquirers or payment methods) charge the Group, typically as percentage of the transaction value, but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, and installment payments. Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. The effect recorded for the three months ended March 31, 2024 was USD 10,541, compared to USD 790 for the three months ended March 31, 2023. For further details see Note 21 Derivative financial instruments.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 18: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Three months ended
	March 31, 2024	March 31, 2023
Salaries and wages (i)	2,520	1,003
Software licenses (ii)	1,489	669
Infrastructure expenses (iii)	1,090	442
Information and technology security expenses (iv)	52	76
Other technology expenses	314	100
Total Technology and development expenses	5,465	2,290

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Represents information technology costs to support our infrastructure and back-office operations.
(iv)
Represents expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Three months ended
Sales and marketing expenses	March 31, 2024	March 31, 2023
Salaries and wages (i)	3,853	3,522
Marketing expenses (ii)	778	1,335
Total Sales and marketing expenses	4,631	4,857

General and administrative expenses	March 31, 2024	March 31, 2023
Salaries and wages (i)	13,584	7,148
Third-party services (iii)	5,414	4,574
Other operating expenses (iv)	5,334	3,558
Total General and administrative expenses	24,332	15,280

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.
(iv)
Mainly related to tax expenses, travel expenses, insurance expenses and, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment.

9. Employee Benefits

Employee benefits is composed of the following:

	Three months ended
	March 31, 2024	March 31, 2023
Salaries, wages and contractor fees (i)	20,225	13,587
Share-based payments (ii)	4,461	2,329
Total employee benefits	24,686	15,916

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 4,145 for the three months ended March 31, 2024 (USD 3,806 for the three months ended March 31, 2023) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Three months ended
	March 31, 2024	March 31, 2023
Amortization of intangible assets	3,424	2,176
Right-of-use asset amortization	89	144
Depreciation of Property, plant & equipment	249	195
Total Amortization and Depreciation	3,762	2,515

For further information related to amortization of intangible assets refer to Note 18: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	Three months ended
	March 31, 2024	March 31, 2023
Interest Income from Financial Instruments (i)	7,442	6,899
Fair value gains of financial assets at FVPL (i)	10,815	89
Finance income	18,257	6,988

	Three months ended
	March 31, 2024	March 31, 2023
Finance expense related to derivative financial instruments (ii)	(10,151)	(4,586)
Other finance expenses (iii)	(7,764)	(968)
Interest charges for lease liabilities (iv)	(43)	(43)
Finance costs	(17,958)	(5,597)
Inflation adjustment (v)	(2,368)	(1,019)
Other results	(2,069)	372
(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments that the Group entered into during the three-months ended March 31, 2024. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 21 Derivative financial instruments.
(iii)
Includes interest charges for borrowings, foreign exchange losses and other interests. As of March 31, 2024 includes foreign exchange losses of USD 6,729 which was mainly generated by an intra-group loan denominated in US Dollar between subsidiaries located in Argentina and Malta.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the period ended March 31, 2024.

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the three months ended March 31, 2024 is 28.6%, compared to 10.8% for the three months ended March 31, 2023. The effective income tax rate increase is explained by an increase in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and losses is the following:

	Three months ended
Current Income Tax	March 31, 2024	March 31, 2023
Current Income Tax on profits for the period	(5,381)	(3,631)
Total Current Income Tax expense	(5,381)	(3,631)

Deferred income tax	March 31, 2024	March 31, 2023
(Decrease) / Increase in deferred income tax assets	(34)	186
Increase in deferred income tax liabilities	(1,699)	(836)
Total Deferred income tax expense	(1,733)	(650)
Income Tax expense	(7,114)	(4,281)

13. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	March 31, 2024			March 31, 2023
	Amount	USD		Amount	USD
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	162,116,726	323		159,741,936	319
Class B Common Shares	134,054,192	268		134,054,192	268
	296,170,918	591		293,796,128	587
Share Capital evolution
Share Capital as at January 1	295,991,665	591		296,029,870	592
i) Issue of common shares at USD 0.002	179,253	—	*	133,697	—
ii) Repurchase of shares	—	—		(2,367,439)	(5)
Share capital as of March 31, 2024	296,170,918	591		293,796,128	587

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

At the date of this interim report, the total authorized share capital of the Group was USD 3,000, divided into 1,500,000,000 shares par value USD 0.002 each, of which:

•
1,000,000,000 shares are designated as Class A common shares; and
•
250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the three months ended March 31, 2024 and 2023, dLocal issued 179,253 and 133,697 new Class A Common Shares receiving no proceeds for the three months ended March 31, 2024.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2023. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2024	2023
Balances as of January 1	21,575	16,185
Share-options exercise	—	(1,231)
Share-based payments charges	4,461	2,329
Balance as of March 31	26,036	17,283

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2024	2023
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(9,808)	(1,448)
Movement of other reserves	(400)	858
Balance as of March 31	(10,208)	(590)

d) Earnings per share

The Group calculates basic and diluted earnings per share as discussed in Note 2.13: Equity of the Annual Financial Statements. The calculations performed to derive basic and diluted EPS during the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31, 2024	March 31, 2023
Profit attributable to common shareholders (U.S. Dollars)	17,708,000	35,443,588
Weighted average number of common shares	296,093,840	295,125,862
Adjustments for calculation of diluted earnings per share(1)	14,028,247	16,441,184
Weighted average number of common shares for calculating diluted earnings per share	310,122,087	311,567,046
Basic earnings per share	0.06	0.12
Diluted earnings per share	0.06	0.11

1 For the three months ended March 31, 2024, the adjustment corresponds to the dilutive effect of i) 6,788,288 average shares related to share-based payment warrants described in Note 2.11: Share-based payments and warrants contracts to the Annual Financial Statements for the year ended December 31, 2023; and ii) 7,239,959 average shares related to share-based payment plans with employees (14,660,321 and 1,780,863 respectively for the three months ended March 31, 2023).

14. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	March 31, 2024	December 31, 2023
Own Balances	211,891	222,808
Merchant Clients Funds	360,466	313,352
	572,357	536,160

As of March 31, 2024, USD 572,357 (USD 536,160 on December 31, 2023) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of March 31, 2024 , Merchant Clients Funds includes USD 86,076 pending to be transferred to Own Funds accounts (USD 59,900 as of December 31, 2023).

15. Financial assets at fair value through profit or loss

(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

	Maturity date	Coupon rate (%)	Linked with	March 31, 2024	December 31, 2023
Bonds issued by the Treasury Department of Argentina
TV24 (i)	April, 2024	0.4	U.S. Dollar	94,517	94,667
TV25	June, 2025		U.S. Dollar	2,350	—
TDG24 (i)	April, 2024	3.25	U.S. Dollar/CER index*	9,047	8,059
TDE25	January, 2025	3.25	U.S. Dollar/CER index*	1,863	1,661
				107,777	104,387

*Stabilization Reference Coefficient adjusted by inflation

(i) According to the respective maturity date, the bond TV24 was fully settled during April, 2024. We then used the funds to acquire new financial assets and bonds to reinforce our economic commitment.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

All of the Group’s listed bonds investments are listed on the Argentinian Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10%, increase in the Argentinian Index at the reporting date on profit or loss would have been an increase of USD 10,567 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 10,567 after tax.

16. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	March 31, 2024	December 31, 2023
Trade receivables	345,120	319,921
Loss allowance	(77)	(459)
Trade receivables net	345,043	319,462
Advances and other receivables	51,344	43,912
	396,387	363,374

Trade Receivables represents uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2024	2023
Opening book value as at January 1	(459)	(280)
Decrease in loss allowance for trade receivables	370	(318)
Reversal of write-off	12	139
Total as at March 31	(77)	(459)

(i) For the period ended March 31, 2024 our net impairment losses on financial assets was USD 177, compared to USD 51 for the three months ended March 31, 2023.

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of March 31, 2024 and December 31, 2023 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for both periods three months ended March 31, 2024 and three months ended March 31, 2023.

17. Other Assets

Other assets are composed of the following:

Current	March 31, 2024	December 31, 2023
Money held in escrow and guarantees due to: (i)	8,363	11,635
-Banks requirements	4,314	3,000
-Processors and others requirements	3,926	5,072
-Credit card requirements	123	3,563
Rental guarantees	200	147
Total current Other Assets	8,563	11,782

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

18. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	March 31, 2024			December 31, 2023
	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,972)	(3,672)	(11,644)
Opening book value	23,763	34,124	57,887	15,780	35,663	51,443
Additions (i)	4,145	877	5,022	16,694	566	17,260
Amortization of the period	(2,900)	(524)	(3,424)	(8,710)	(2,106)	(10,816)
Total at end of the period	25,008	34,477	59,485	23,764	34,123	57,887
Cost	44,591	40,778	85,369	40,446	39,901	80,347
Accumulated amortization	(19,583)	(6,301)	(25,884)	(16,682)	(5,778)	(22,460)

(i) The additions of the three months ended March 31, 2024 include USD 4,145 related to capitalized salaries and wages (USD 3,806 as of March 31, 2023).

	As of March 31, 2024	As of December 31, 2023
Cost	85,369	80,347
Accumulated amortization	(25,884)	(22,460)
Net book amount	59,485	57,887

As of March 31, 2024 , and December 31, 2023 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

19. Trade and other payables

Trade and Other Payables are composed of the following:

	March 31, 2024	December 31, 2023
Trade Payables	619,974	572,394
Accrued Liabilities	10,387	10,192
Other Payables	19,823	19,907
Total Trade and other payables	650,184	602,493

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

20. Tax Liabilities

The tax liabilities breakdown is as follows:

	March 31, 2024	December 31, 2023
Income tax payable	20,225	20,280
Other tax liabilities	1,278	520
Income tax perception	579	159
Digital services withholding VAT	630	341
Other Taxes	69	20
Total Tax Liabilities	21,503	20,800

21. Derivative financial instruments

Derivative financial instruments: forward agreements

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated balance sheets at fair value and the impact are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts are designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

In USD thousand	Outstanding notional amount as of March 31, 2024	Outstanding balance as of March 31, 2024 - Derivative financial assets / (liabilities)	Outstanding notional amount as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial assets / (liabilities)
Assets
Non-delivery forwards
Buy EUR
US Dollar	—	—	29,113,656	480
Moroccan Dirham	738,007	1	—	—
Buy USD
Brazilian Reais	3,590,980	13	—	—
Indian Rupee	2,966,010	6	—	—
Peruvian Sol	—	—	—	—
Vietnamese Dong	2,653,486	5	—	—
Argentine Peso	—	—	3,400,000	7
Egyptian Pound	17,225,012	2,083	20,865,500	1,479
Sell EUR
US Dollar	(14,609,513)	148	—	—
Sell USD
Southafrican Rand	—	—	(2,344,571)	12
Peruvian Sol	—	—	(1,251,563)	62
Total		2,256		2,040

Liabilities
Non-delivery forwards
Buy EUR
US Dollar	30,444,063	(444)	—	—
Moroccan Dirham	—	—	1,490,406	(51)
Buy USD
Brazilian Reais	—	—	3,715,176	(30)
Argentine Peso	3,900,000	(148)	—	—
Chilean Peso	12,425,126	(27)	19,873,706	(174)
Uruguayan Peso	3,384,913	(108)	2,552,177	(48)
United Arab Emirates Dirham	133,072	(0)	—	—
Indian Rupee	—	—	2,397,451	(7)
Southafrican Rand	30,026,056	(159)	8,127,767	(230)
Peruvian Sol	—	—	1,200,000	(67)
Vietnamese Dong	—	—	4,054,096	(32)
Saudi Riyal	6,763,988	—	—	—
Moroccan Dirham	4,175,614	(1)	6,263,269	(240)
Sell EUR
US Dollar	—	—	(6,323,275)	(40)
Sell USD
Indian Rupee	—	—	(950,435)	(1)
Brazilian Reais	(120,606)	(1)	—	—
Vietnamese Dong	(631,472)	(3)	—	—
Moroccan Dirham	—	—	(3,274,071)	(28)
Total		(891)		(948)

	March 31, 2024	March 31, 2023
Net gain on foreign currency forwards recognized in ‘Costs of Services’	10,541	790
Net loss on foreign currency forwards recognized in ‘Finance Costs’	(10,160)	(4,586)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments.

However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss.

The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

22. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	March 31, 2024	December 31, 2023
Opening book value	362	1,473
Reversal to labor provision	—	(1,150)
Interest charges for labor provision	4	39
Total at end of the period	366	362

23. Related parties

(a) Related Party Transactions

Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group in June 2023 for a total amount of USD 100,000 with maturity date on June, 2024. The main purpose of the loan was the acquisition of the Argentinian bonds as detailed on note 1.2 (b) and note 15. As both subsidiaries are fully consolidated, outstanding balances have been eliminated. The main impact on these consolidated financial statements refers to foreign exchange losses on the Dlocal Argentina S.A.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Three months ended
	March 31, 2024	March 31, 2023
Short-term employee benefits – Salaries and wages	740	459
Long-term employee benefits – Share-based payment	3,546	676
	4,286	1,135

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Three months ended
	March 31, 2024	March 31, 2023
Transactions with merchants – Revenues	241	235
Transactions with preferred suppliers (Collection entities) – Costs	(1)	(8)
Transactions with other related parties – Financial expenses (item (a))	(6,729)	—

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2024	December 31, 2023
Transactions with merchants – trade receivables	385	367
Transactions with merchants – trade payables	—	(303)
Transactions with preferred suppliers (Collection entities) – trade payables	(4)	—
Transactions with preferred suppliers (Collection entities) – trade receivables	—	150

Outstanding balances are unsecured and are repayable in cash.

24. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended March 31, 2024 and December 31, 2023, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

March 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	572,357	572,357	—	—
Financial Assets at Fair Value through Profit or Loss	107,777	—	107,777	107,777	—
Other Assets	—	8,563	8,563	—	—
Trade and Other Receivables	—	396,387	396,387	—	—
Derivative financial instruments	2,256	—	2,256	—	2,256
	110,033	977,307	1,087,340	107,777	2,256

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	536,160	536,160	—	—
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets		11,782	11,782	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
	106,427	911,316	1,017,743	104,387	2,040

March 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(650,184)	(650,184)	—	—
Lease liabilities	—	(3,862)	(3,862)	—	—
Derivative financial instruments	(891)	—	(891)	—	(891)
	(891)	(654,046)	(654,937)	—	(891)

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Lease Liabilities	—	(3,957)	(3,957)	—	—
Derivative financial instruments (1)	(948)	—	(948)	—	(948)
	(948)	(606,450)	(607,398)	—	(948)

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract

There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended March 31, 2024 and December 31, 2023, the Group did not recognized any financial assets under level 3.